SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 18, 2004



                                  CNOOC Limited

                 (Translation of registrant's name into English)
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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

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         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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                     CNOOC's Board Authorized Share Buyback

(Hong Kong, May 17, 2004) - The board of directors of CNOOC Limited (together with its subsidiaries, the "Company", NYSE: CEO, SEHK: 883) has approved a management proposal that allows the Company to repurchase shares in the open market based on the general mandate approved by shareholders on May 29, 2003. The authorization permits the purchase of up to 10% of the issued share capital on the Stock Exchange of Hong Kong in conformity with relevant regulatory conditions. Shares purchased under the program will be canceled. Purchase price and amount purchased will be reported to the Stock Exchange of Hong Kong after each trade day pursuant to the Listing Rules. CNOOC Limited intends to use cash available on hand to conduct the share repurchase program.

"Share Repurchase presents an effective alternative to distribute excess cash to shareholders. It helps enhance shareholders' value and further increase corporate governance," commented Fu Chengyu, Chairman and CEO of CNOOC Limited. "Robust oil prices have resulted in strong cash flow. The Company's solid financial position can more than adequately cover the financial resources required for planned course of businesses. Share repurchase is a flexible way to return money to investors," added Mark Qiu, CFO and Senior Vice President of the Company.


End

Notes to Editors:

CNOOC LIMITE-  BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents. Daily production for the quarter ended March 31, 2004 was 362,672 boe (unaudited).

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which covers Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producer in Indonesia.

The Company has about 2,447 employees.

CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future





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events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms Anne Lui/Ms. Charlotte Kong/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/852-3141-8091
Fax: 852-2510-8199
E-mail:   anne.lui@knprhk.com
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          carol.chan@knprhk.com
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         charlotte.kong@knprhk.com
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                                -----------------------------
                                                Name:  Cao Yunshi
                                                Title:  Company Secretary


Dated: May 18, 2004